DELCATH COMPLETES $2.8 MILLION PRIVATE PLACEMENT



STAMFORD, CT MAR 22 - Delcath Systems, Inc. (Nasdaq: DCTH) said it entered into a definitive agreement with institutional and accredited investors for the private placement of approximately $2.8 million through the sale of approximately 1,162,000 shares of its common stock and the issuance of warrants to purchase approximately 290,000 shares at $3.01 per share.

     Delcath agreed to register the shares of common stock and the shares issuable upon exercise of the warrants under the Securities Act of 1933. H. C. Wainwright & Co., Inc. acted as placement agent for this transaction

     Delcath is a developer of isolated perfusion technology for organ or region-specific delivery of therapeutic agents. Six US, and three foreign issued patents cover its technology. The company is headquartered in Stamford, CT.

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     This release contains "forward-looking statements" based on current expectations but involving known and unknown risks and uncertainties. Actual results or achievements may be materially different from those expressed or implied. Delcath plans and objectives are based on assumptions involving judgments with respect to future economic, competitive and market conditions, its ability to consummate, and the timing of, acquisitions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance than any forward-looking statement will prove to be accurate.